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                              July 27, 2023

       Ellen Gordon
       Chief Executive Officer
       Tootsie Roll Industries, Inc.
       7401 South Cicero Avenue
       Chicago, Illinois 60629

                                                        Re: Tootsie Roll
Industries, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 23,
2023
                                                            File No. 001-01361

       Dear Ellen Gordon:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed March 23, 2023

       Pay vs Performance, page 18

   1. We note your disclosure in footnote 1 that compensation actually paid is the same as the total compensation
reported in the Summary Compensation Table. Please ensure that the pay versus performance
table includes separate columns for the PEO's total compensation and the average total
compensation for the non-PEO named executive officers for each covered fiscal year as
reported in the Summary Compensation Table pursuant to
                                                        Regulation S-K Item
402(v)(2).
   2. It appears that you have not provided the relationship disclosures required by Regulation
                                                        S-K Item 402(v)(5).
Please ensure that you provide this required disclosure in its entirety.
                                                        Although you may
provide this information graphically, narratively, or a combination of the two, this
disclosure must be separate from the pay versus performance table required by Regulation S-K Item
402(v)(1) and must provide a clear description of each separate relationship indicated
in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state
that no relationship exists, even if a particular measure is not used in setting compensation.
   3. It appears that you may have intended the list of performance metrics at the bottom of page 18 to serve as
your Tabular List of performance measures required pursuant to
                                                        Regulation S-K Item
402(v)(6). Please ensure that you provide disclosure of at least three,
 Ellen Gordon
Tootsie Roll Industries, Inc.
July 27, 2023
Page 2
         but no more than seven, financial performance measures that are used to link compensation actually paid to company performance for the most recently completed fiscal year in accordance with Regulation S-K Item 402(v)(6). Please note that non-
         financial performance measures may also be included only if such measures are among your three to seven most important performance measures, and you have disclosed your most important three (or fewer, if you only use fewer) financial performance measures.
       Please contact Jane Park at 202-551-7439 or Charlie Guidry at 202-551-3621 with any questions.



FirstName LastNameEllen Gordon                               Sincerely,
Comapany NameTootsie Roll Industries, Inc.
                                                             Division of
Corporation Finance
July 27, 2023 Page 2                                         Disclosure Review
Program
FirstName LastName